SECU[barcode label] MISSION

09057486

SEC Mail Processing Section
MAR 02 2009
Washington, DC
105

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SEC FILE NUMBER
8 - 52843

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lime Brokerage LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

377 Broadway, 10th Floor
(No. and Street)

New York	New York	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Richter — (212) 219-6080
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Michael Richter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lime Brokerage LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HOLLIE HUNT
Notary Public, State of New York
No. 01HU6161528
Qualified in Kings County
Commission Expires Feb. 26, 2011

Signature

CFO

Title

Hollie Hunt 02/25/2009

Notary Public

County of: New York

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIME BROKERAGE LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

LIME BROKERAGE LLC
(a limited liability company)

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of
Lime Brokerage LLC

We have audited the accompanying statement of financial condition of Lime Brokerage LLC (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lime Brokerage LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition. The information contained in the accompanying supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated, in all material respects, in relation to the statement of financial condition.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 23, 2009

An independent firm associated with AGN International Ltd AGN INTERNATIONAL

LIME BROKERAGE LLC
(a limited liability company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS	
Cash and cash equivalents	$ 11,887,546
Due from clearing brokers	10,283,848
Due from other brokers	6,996,055
Property and equipment (less accumulated depreciation of $2,297,867)	3,967,568
Other assets	728,083
Total Assets	$ 33,863,100
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Due to other brokers	$ 6,923,769
Accrued expenses and other liabilities	3,953,036
Total Liabilities	10,876,805
Member's equity	22,986,295
Total Liabilities and Member's Equity	$ 33,863,100

See Notes to Financial Statements

1. ORGANIZATION AND BUSINESS ACTIVITY:

Lime Brokerage LLC (the "Company"), a wholly-owned subsidiary of Lime Brokerage Holdings LLC ("Holdings"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"); the Financial Industry Regulatory Authority, Inc. ("FINRA"), an entity created though the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange; the Commodity Futures Trading Commission (the "CFTC"); and the National Futures Association (the "NFA). The Company conducts business on a fully disclosed basis with Goldman Sachs Execution & Clearing, L.P. ("GSEC") and Penson Financial Services, Inc. ("Penson") pursuant to clearing agreements (collectively referred to as the "Clearing Brokers"). The Company does not receive, directly or indirectly, or hold funds or securities for customers and does not carry accounts of or for customers. The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemption provision of such paragraph (k)(2)(ii).

On December 31, 2007, the members of the Company transferred all of their respective ownership interests in the Company to Holdings for an equal number of Class A units of Holdings, thereby making the Company a wholly owned subsidiary of Holdings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company records commission, fee and rebate revenues on a trade-date basis. Clearing costs and other fees incurred in the execution of customer-directed trades are also recorded on a trade-date basis.

Depreciation of property and equipment is provided for based upon the provisions of the Internal Revenue Code (the "Code"). Such depreciation does not differ materially from that which would be recorded under generally accepted accounting principles. The estimated useful lives of the assets range from 3 to 15 years. Leasehold improvements are depreciated over the term of the lease.

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

The Company complies with the Statement of Financial Accounting Standards "SFAS" No. 109 "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement basis and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. No provision is made in the accompanying financial statements for liabilities for federal and state income taxes since such liabilities are the responsibility of the members of Holdings. The Company is subject to New York City unincorporated business taxes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) :

The Company has adopted FASB Staff Position No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to apply the deferral and will adopt the provisions of FIN 48 effective January 1, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies".

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company complies with SFAS No. 123(R) "Accounting for Stock-Based Compensation (Revised)," which requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on grant-date fair value of the award (with limited exceptions).

The Company adheres to the accounting and reporting requirements of SFAS No. 52, "Foreign Currency Translation." The Company's functional currency is the United States dollar. Assets and liabilities denominated in nonfunctional currencies are translated into U.S. dollar amounts at the year end exchange rate. Purchases and sales of investments, and income and expenses that are denominated in nonfunctional currencies are translated into U.S. dollar amounts on the transaction date. Adjustments arising from currency translation are reflected in the statement of operations.

3. DUE FROM/TO CLEARING BROKERS:

The Company conducts business with the Clearing Brokers on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by the Clearing Brokers pursuant to clearance agreements. At December 31, 2008, the Due from Clearing Brokers includes required deposits aggregating $700,000 with the Clearing Brokers pursuant to the clearance agreements, as well as commissions earned by the Company, net of clearing and other charges payable to the Clearing Brokers.

4. DUE FROM/TO OTHER BROKERS:

Certain customer trades are executed on Electronic Communications Networks ("ECNs") or Exchanges for which the Company receives rebates and incurs execution and other costs. At December 31, 2008, approximately $169,000 of net rebates were due from ECNs and Exchanges.

5. PROPERTY AND EQUIPMENT:

Details of property and equipment at December 31, 2008 are as follows:

Leasehold improvements	$ 1,051,064
Furniture	140,066
Office equipment	772,703
Under Construction	844,981
Computer equipment	3,456,621
	6,265,435
Less accumulated depreciation and amortization	2,297,867
	$ 3,967,568

6. OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, securities transactions of customers are introduced to and cleared through the Clearing Brokers. Pursuant to an agreement between the Company and the Clearing Brokers, the Clearing Brokers have the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

The Company does not anticipate nonperformance by customers in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the Clearing Brokers and financial institutions with which it conducts business.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the Clearing Brokers to obtain additional collateral from the Company's customers. It is the policy of the Clearing Brokers to value the short positions daily and to obtain additional collateral where deemed appropriate.

The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits of $250,000, which has increased, from $100,000 on October 3, 2008, on a temporary basis until December 31, 2009. The Company has not experienced any losses on these amounts to date.

7. OPTION PLAN:

On August 7, 2000, the Company established an option plan (the "2000 Plan") for certain employees, members or service providers of the Company and its affiliates. On December 31, 2007, all holders of vested and unvested options in the 2000 Plan relinquished their rights under the 2000 Plan in exchange for options of Class A units of Holdings under an options plan established by Holdings ("Holdings Plan"). All of the terms and conditions of the Plan are substantially the same in the Holdings Plan.

The Holdings Plan provides for the issuance of options to purchase a maximum of 250,000 Class A units of Holdings. The granting of options is at the sole discretion of the Board of Directors. Option grants will have an exercise price not less than the fair market value at the date of grant. Generally, options vest 25% per year on a quarterly basis and are not exercisable until the seventh anniversary date of the grant or upon certain changes in ownership control of Holdings, as defined, whichever is earliest to occur, and expire on the tenth anniversary.

During the year ended December 31, 2008, the Company recognized compensation expense of approximately $805,000 relating to such option grants.

A summary of the status of the Company's options applicable to the Holdings Plan as of December 31, 2008, and changes during the year then ended, is presented below:

	Number of Units	Weighted average Exercise Price
Outstanding at beginning of year	113,506	$ 63.20
Granted	20,300	129.26
Exercised	(48,000)	0.08
Forfeited	(100)	135.50
Options in Holdings outstanding at end of year	85,706	$ 114.28

During the year ended December 31, 2008, certain holders of options forfeited 100 of unvested options. No payments were made in exchange for the forfeited options.

The total compensation cost not yet recognized of approximately $2,165,000 (for non-vested awards) has a weighted average period of 31.7 months over which the compensation expense is expected to be recognized.

During the year ended December 31, 2008, 48,000 options were exercised, 42,000 of which had been granted at $0.04 per unit and 6,000 of which were had been granted at $0.36 per unit.

7. OPTION PLAN (CONTINUED):

At December 31, 2008 the following options were outstanding:

Options Outstanding	Exercise Price	Percent Vested at December 31, 2008	Approximate Remaining Life of Options (Years)
3,375	$ 24.67	100.00%	4.5
15,633	57.57	100.00%	5.6
1,875	74.97	100.00%	7.3
44,523	135.50	50.00%	8.1
7,200	130.04	25.00%	9.0
12,300	128.83	12.50%	9.5
800	128.83	6.25%	9.8

The Company uses the Black-Scholes option-pricing model to determine the fair value of option grants made in 2008 and previously. The following assumptions were applied in determining compensation costs:

Risk-free interest rate	3.24 – 3.60 %
Expected option term	7 years
Expected price volatility	30 – 40 %
Dividend yield	0%

The grant date weighted-average fair value of the 20,300 options that were granted during 2008 was $129.26.

8. NET CAPITAL REQUIREMENT:

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1 ("the Rule"). This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2008, the Company's net capital was $17,785,971, which was $17,060,850 in excess of its minimum requirement of $725,121. The ratio of aggregate indebtedness to net capital was 0.61 to 1.

9. COMMITMENTS:

On August 1, 2001, the Company entered into a noncancellable operating lease for office space with a company affiliated through common ownership. The lease, as amended, expired on December 31, 2008 but continues on a month to month basis. Rent paid to this affiliate amounted to approximately $200,000 for the year ended December 31, 2008.

On June 30, 2005, the Company entered into a noncancellable operating lease for a data center facility. The term of the lease is for 12 years, ending on September 16, 2017. Rent paid for the year ended December 31, 2008 amounted to approximately $82,000. The Company has posted a Letter of Credit in the amount of $60,000 in addition to a security deposit of approximately $46,000. As of December 31, 2008 there have been no draw downs under this letter of credit.

On October 1, 2006, the Company entered into a noncancellable operating lease for a technology development center. The term of this lease, as amended, expires on September 30, 2013. Rent paid for the year ended December 31, 2008 amounted to approximately $487,000.

On June 12, 2008, the Company entered into a noncancellable operating lease for office space. The lease expires on Nov 12, 2018. Rent paid for the year ended December 31, 2008 amounted to approximately $37,000. The Company has posted a Letter of Credit in the amount of $110,000 in lieu of a security deposit. As of December 31, 2008 there have been no draw downs under this letter of credit.

As of December 31, 2008, future minimum lease payments due under the leases are approximately as follows:

Year ending December 31,	
2009	$ 1,143,000
2010	1,177,000
2011	1,226,000
2012	1,269,000
2013	1,151,000
Thereafter	2,888,000
	$ 8,854,000

The Company subleases to affiliates space in its technology development center and its data center. For the year ended December 31, 2008, income from these subleases amounted to approximately $640,000, which is included in other income on the Statement of Operations.

10. RELATED PARTY TRANSACTIONS:

As of December 31, 2008, the Company had outstanding loans to employees and related accrued interest receivable of $93,656, which is included in other assets on the Statement of Financial Condition.

For the year ended December 31, 2008, the Company earned approximately 39% of its net commissions in connection with transactions executed on behalf of customers which are affiliated through common ownership.

During the year ended December 31, 2008, the Company entered into expense sharing transactions with related parties. As of December 31, 2008, the Company was due $235,060 from related parties, and owed $12,259 to a related party. These amounts are included in other assets and accrued expenses and other liabilities, respectively, on the Statement of Financial Condition.

11. 401(K) PLAN:

The Company participates, in conjunction with affiliated companies, in a 401(k) Retirement Plan (the "401(k) Plan") for all eligible employees. Under the terms of the 401(k) Plan, participants can contribute a portion of their annual compensation, subject to limitations provided by the Internal Revenue Code. The Company can make a discretionary matching contribution to the 401(k) on behalf of participating employees. Contributions made by the Company amounted to approximately $135,000 for the year ended December 31, 2008.

LIME BROKERAGE LLC
(a limited liability company)

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION

December 31, 2008

Credits - Member's equity	$22,986,295
Debits:	
Nonallowable assets:	
Due from other brokers	504,663
Property and equipment, net	3,967,568
Other assets	728,083
Total debits	5,200,314
Net capital before haircuts	17,785,981
Less haircut on foreign currency balances	10
Net capital	17,785,971
Minimum net capital requirement (Under SEC Rule 15c3-1) - the greater of $100,000 or 6.67% of aggregate indebtedness	725,121
Minimum net capital requirement (Under CFTC Regulation 1.17) - the greater of $45,000 or SEC Rule 15c3-1 minimum requirement	725,121
Excess net capital	$17,060,850
Aggregate indebtedness	$10,876,805
Ratio of aggregate indebtedness to net capital	.61 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2008.